Filed with the Securities and Exchange Commission on April 20, 2020

1933 Act Registration File No. 333-237248

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

[ ] Pre-Effective Amendment No.

[X] Post-Effective Amendment No. 1

(Check appropriate box or boxes.)

INVESTMENT MANAGERS SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

235 West Galena Street

Milwaukee, WI 53212-3948

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (414) 299-2295

Constance Dye Shannon

UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212-3948

(Name and Address of Agent for Service)

Copy to:

Laurie Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, CA 92626-7653

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Knowledge Leaders Developed World ETF

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Investment Managers Series Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Registration Statement on Form N-14 filed on March 18, 2020. This Post-Effective Amendment No. 1 is being filed for the purposes of adding the opinion and consent of counsel and form of tax opinion as exhibits to Part C of the Registration Statement.

PART C

Item 15.	Indemnification

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and Trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Agreement and Declaration of Trust of Investment Managers Series Trust (the “Registrant” or the “Trust”), which provides:

Subject to the limitations, if applicable, hereinafter set forth in this Section 8.4, the Trust shall indemnify (from the assets of the Series or Series to which the conduct in question relates) each of its Trustees, officers, employees and agents (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”)) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (iii) for a criminal proceeding, had reasonable cause to believe that his conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnity was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”) nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in a written opinion. Expenses, including accountants' and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the Distribution Agreement between the Trust and IMST Distributors, LLC (the “Distributor”), the Trust has agreed to indemnify, defend and hold the Distributor, and each of its present or former directors, members, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the Securities Act (“Distributor Indemnitees”), free and harmless (a) from and against any and all losses, claims, demands, liabilities, damages, charges, payments, costs and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages, charges, payments, costs or expenses and any counsel fees incurred in connection therewith) of any and every nature (“Losses”) which the Distributor and/or each of the Distributor Indemnitees may incur under the Securities Act, the Securities Exchange Act of 1934, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon any untrue statement, or alleged untrue statement, of a material fact contained in the registration statement or any prospectus, an annual or interim report to shareholders or sales literature, or any amendments or supplements thereto, or arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Trust’s obligation to indemnify the Distributor and any of the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information relating to the Distributor and furnished to the Trust or its counsel by the Distributor in writing for the purpose of, and used in, the preparation thereof; (b) from and against any and all Losses which the Distributor and/or each of the Distributor Indemnitees may incur in connection with the Distribution Agreement or the Distributor’s performance hereunder, except to the extent the Losses result from the Distributor’s willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the Distribution Agreement, (c) from and against any and all Losses which the Distributor and/or each of the Distributor Indemnitees may incur resulting from the actions or inactions of any prior service provider to the Trust or any Funds in existence prior to, and added to Schedule A after, the date of the Distribution Agreement, or (d) from and against any and all Losses which the Distributor and/or each of the Distributor Indemnitees may incur when acting in accordance with instructions from the Trust or its representatives; and provided further that to the extent this agreement of indemnity may require indemnity of any Distributor Indemnitee who is also a trustee or officer of the Trust, no such indemnity shall inure to the benefit of such trustee or officer if to do so would be against public policy as expressed in the Securities Act or the 1940 Act.

Item 16.	Exhibits

1)	Charter Documents:

a.	Certificate of Trust. (1)

(i)	Amendment to the Certificate of Trust. (1)
(ii)	Amendment to the Certificate of Trust. (2)
(iii)	Amendment to the Certificate of Trust. (5)

b.	Agreement and Declaration of Trust. (1)

(i)	Amendment to the Agreement and Declaration of Trust. (2)
(ii)	Amendment to the Agreement and Declaration of Trust. (3)
(iii)	Amendment to the Agreement and Declaration of Trust. (4)
(iv)	Amendment to the Agreement and Declaration of Trust. (6)

2)	By-Laws:

a.	Amended By-Laws of Registrant. (8)

3)	Not applicable.

4)	Agreement and Plan of Reorganization:

a.	Form of Agreement and Plan of Reorganization. (9)

5)	Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Agreement and Declaration of Trust and By-Laws.

6)	Investment Management Agreement:

a.	Form of Investment Advisory Agreement. (9)

7)	Distribution Agreement:

a.	Distribution Agreement. (9)

8)	Not applicable.

9)	Custody Agreement:

a.	Custody Agreement. (9)

10)	Distribution Plan:

a.	Form of Distribution (Rule 12b-1) Plan. (9)

11)	Opinion of Counsel:

a.	Opinion and consent of counsel as to the legality of the securities being registered – filed herewith.

12)	Form of Opinion as to tax matters and consent – filed herewith.

13)	Other Material Contracts:

a.	Amended and Restated Co-Administration Agreement. (7)

b.	Administrative Agency Agreement. (9)

14)	Other Opinions:

a.	Consent of Independent Registered Certified Public Accounting Firm (Cohen and Company). (9)
b.	Consent of Independent Registered Certified Public Accounting Firm (Tait Weller & Baker). (9)

15)	Not applicable.

16)	Powers of Attorney:

a.	Powers of Attorney. (9)

17)	Additional Exhibits:

a.	Form of Proxy Card (9)

All Exhibits filed previously are herein incorporated by reference as follows:

(1)	Previously filed as an Exhibit to Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006.
(2)	Previously filed as an Exhibit to Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the SEC on December 5, 2007.
(3)	Previously filed as an Exhibit to Post-Effective Amendment No. 33 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the SEC on March 14, 2008.
(4)	Previously filed as an Exhibit to Post-Effective Amendment No. 56 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the SEC on April 1, 2009.
(5)	Previously filed as an Exhibit to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the SEC on December 30, 2009.
(6)	Previously filed as an Exhibit to Post-Effective Amendment No. 494 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the SEC on March 28, 2014.
(7)	Previously filed as an Exhibit to Post-Effective Amendment No. 571 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the SEC on October 24, 2014.
(8)	Previously filed as an Exhibit to Post-Effective Amendment No. 784 to the Registrant’s Registration Statement on Form N-1A (File No. 333-122901 and 811-21719), as filed with the SEC on August 23, 2016.
(9)	Previously filed in Registrant’s Registration Statement on Form N-14 (File No. 333-237248) filed with the SEC on March 18, 2020.

Item 17.	Undertakings

1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.	The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus in a post-effective amendment to this registration statement.

SIGNATURES

As required by the Securities Act of 1933, this Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of Milwaukee, and State of Wisconsin, on the 20th day of April, 2020.

INVESTMENT MANAGERS SERIES TRUST
By:	/s/ Maureen Quill
Maureen Quill
President and Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title
/s/ Ashley Toomey Rabun†
Ashley Toomey Rabun		Trustee
/s/ William H. Young†
William H. Young		Trustee
/s/ Charles H. Miller†
Charles H. Miller		Trustee
/s/ John P. Zader†
John P. Zader		Trustee
/s/ Eric M. Banhazl†
Eric M. Banhazl /s/ Maureen Quill		Trustee
Maureen Quill		Trustee, President and Principal Executive Officer
/s/ Rita Dam
Rita Dam		Treasurer and Principal Financial Officer

† By	/s/ Rita Dam

Attorney-in-fact, pursuant to power of attorney previously filed with Registrant’s Registration Statement on Form N-14 as filed on March 18, 2020.

Exhibit Index

Opinion and Consent of Counsel	EX-11(a)
Form of Opinion as to Tax Matters and Consent	EX-12